Filed by Kayne Anderson Energy Development Company

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Kayne Anderson Energy Development Company

Commission File No. 811-22435

IMPORTANT NOTICE REGARDING YOUR INVESTMENT IN:

Kayne Anderson Energy Development Company

PLEASE VOTE NOW

WE MUST RECEIVE YOUR VOTE BY JULY 17, 2018

Recently, we sent you proxy materials regarding the Special Meeting of Stockholders of Kayne Anderson Energy Development Company (NYSE: KED). Our records indicate that we have not received your voting instructions.

KED stockholders are being asked to vote on the proposed reorganization of KED with and into Kayne Anderson MLP Investment Company (NYSE: KYN). More information on the reorganization, including the joint proxy statement/prospectus, can be found at www.kaynefunds.com/ked-proposed-merger. We urge you to vote as soon as possible in order to allow KED to obtain a sufficient number of votes to hold the adjourned Special Meeting of Stockholders on July 17, 2018. Join your fellow stockholders and vote today!

If you have any questions or would like to vote, please call the number listed below:

1-833-795-8494

Your vote is critical to the outcome of this meeting. Another copy of your proxy ballot is enclosed, please take a moment now to cast your vote so that your shares may be represented. If you have voted since the mailing of this letter, we apologize for the follow up mailing and thank you for your participation.

The Company has made it very easy for you to vote. Choose one of the following methods:

Vote live with a Proxy Specialist – You may cast your vote live with a proxy specialist, quickly and easily, and have proxy related questions answered, by calling toll free: 1-833-795-8494.

Vote via the Internet – You may cast your vote using the Internet by logging onto www.proxyvote.com and entering the control number(s) located on your proxy ballot(s).

Vote by Touch-Tone Phone – You may cast your vote by telephone by calling the toll-free number found on the enclosed proxy ballot(s).

Vote by Mail – You may cast your vote by signing, dating and mailing your proxy ballot(s) in the enclosed postage prepaid return envelope.

THANK YOU FOR VOTING